
December 30, 2014

Via E-mail
Franklin E. Crail
Chief Executive Officer and President
Rocky Mountain Chocolate Factory, Inc.
265 Turner Drive
Durango, Colorado 81303

> **Re: Rocky Mountain Chocolate Factory, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed December 22, 2014**
> **File No. 333-200063**

Dear Mr. Crail:

We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Description of Newco Capital Stock, page 17

Litigation Cost, page 19

1.    We note your response to prior comment 1, and reissue the comment in part. Please expand your disclosure regarding the fee-shifting provision to clarify the following:

- the parties who may be responsible for paying fees, costs and expenses under the provision, including the parties who could be deemed to initiate or assert a claim on behalf of a current or prior stockholder, and

- the parties who may be allowed to recover their fees and expenses, including the parties who could be deemed to be an "affiliate" in this context.

2.      In addition, we note the following statement on page 19: "If a Claiming Party is not successful in obtaining a judgment that achieves in substance, such as in the case of a Claim for declaratory or injunctive relief, or amount, such as in the case of a Claim for monetary damages, Newco's and its directors', officers', employees' and affiliates' litigation expenses may be shifted to the Claiming Party." Please revise to clarify the relevant standard for fee-shifting in such contexts. For example, disclose whether the Claiming Party must be successful in those contexts in obtaining a judgment that substantially achieves, in substance and amount, the full remedy sought.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Karina V. Dorin, Attorney-Advisor, at (202) 551-3763 or Laura Nicholson, Senior Counsel, at (202) 551-3584 with any questions.

Sincerely,

/s/ Brad Skinner for

H. Roger Schwall
Assistant Director